FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2019

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated January 7, 2019.

PRESS RELEASE

For immediate release

Quebecor announces senior management appointments

Montréal, January 7, 2019 — Pierre Karl Péladeau, President and CEO of Quebecor, is pleased to announce two head office appointments: Marc M. Tremblay becomes Chief Operating Officer of Quebecor while retaining his responsibilities as Chief Legal Officer and Corporate Secretary, and Hugues Simard, who was with Quebecor from 1998 to 2017, becomes Chief Financial Officer of Quebecor.

“The changes at the top at Videotron have afforded us an opportunity to expand the role and increase the responsibilities of some long-time associates of Quebecor,” commented Pierre Karl Péladeau. “Marc has demonstrated a thorough command of all corporate issues and will have, in his new duties, an even greater role in developing business and operational strategies. I am also very pleased to announce that Hugues Simard is rejoining us. Hugues has an impressive track record and is a proven leader. He will be a key player in the Corporation and will help guide us towards achievement of our financial and business objectives.”

Marc M. Tremblay | Chief Operating Officer, Chief Legal Officer and Corporate Secretary

Marc M. Tremblay has been with Quebecor since 2007. He will now assist Pierre Karl Péladeau, President and CEO, in managing Quebecor’s operations and will continue to be involved in business development, in addition to his responsibilities as head of Legal Affairs, Public Affairs, Human Resources, Real Estate, Environmental Affairs and the Corporate Secretariat. Prior to joining Quebecor, Marc M. Tremblay practised law with Ogilvy Renault (now Norton Rose Fulbright Canada). He became a partner in 1990 and director of the employment and labour law group in 2006. Since 2017, he has been Chairman of the Board of the Fondation du CHUM.

Hugues Simard | Chief Financial Officer

Over a period of nearly 20 years, Hugues Simard occupied a series of key positions with various Quebecor subsidiaries, including Senior Vice-President and Chief Financial Officer of Videotron from 2014 to 2017, Senior Vice-President, Development & Strategy of Quebecor Media, and Vice-President, Finance and Chief Financial Officer of Sun Media Corporation from 2007 to 2014. Until recently, he was Executive Vice-President and Chief Financial Officer of Indigo Books & Music Inc. in Toronto. He holds an MBA from Harvard Business School.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Québec-based Quebecor (TSX: QBR.A, QBR.B) employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: twitter.com/Quebecor

Information:

Quebecor

514-380-4572

medias@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Emilie Duguay
By:	Emilie Duguay
Assistant Secretary

Date:	January 9, 2019